UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number 1-15242

Deutsche Bank Corporation
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12

60325 Frankfurt am Main

Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibit. This Report on Form 6-K and the exhibit hereto is hereby incorporated by reference into Registration Statement No. 333-206013 of Deutsche Bank AG.

Exhibit 4.18: Fourth Supplemental Senior Indenture, dated as of March 15, 2016, among Deutsche Bank AG, as Issuer, Law Debenture Trust Company of New York, as Trustee and Deutsche Bank Trust Company Americas, as Paying Agent, Authenticating Agent, Issuing Agent and Registrar.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: March 15, 2016

	By:	/s/ Kevin O. Walsh
		Name:	Kevin O. Walsh
		Title:	Assistant Vice President

	By:	/s/ Sean Rahavy
		Name:	Sean Rahavy
		Title:	Vice President